INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022

(Expressed in U.S. dollars)
(unaudited)

NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Gold Inc. as at and for the three months ended March 31, 2022 have been prepared by management of Loncor Gold Inc. The auditors of Loncor Gold Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in U.S. dollars - unaudited)

	Notes	March 31, 2022	December 31, 2021
		$	$
Assets
Current Assets
Cash and cash equivalents		484,481	154,154
Advances receivable and prepaid expenses	6	371,109	345,193
Due from related parties	7	408,979	285,074
Total Current Assets		1,264,569	784,421

Non-Current Assets
Property, plant and equipment	8	1,217,774	1,269,434
Exploration and evaluation assets	9	39,196,582	38,271,725
Total Non-Current Assets		40,414,356	39,541,159

Total Assets		41,678,925	40,325,580

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	11	1,197,090	1,488,379
Accrued liabilities		67,665	83,663
Due to related parties	7	19,023	67,477
Employee retention allowance	18	189,757	184,951
Lease obligation	15	85,719	138,684
Current Liabilities		1,559,254	1,963,154

Loans	12	28,573	27,602
Total Liabilities		1,587,827	1,990,756

Shareholders' Equity
Share capital	13	96,521,936	94,480,512
Reserves		11,328,165	10,787,553
Deficit		(67,759,003)	(66,933,241)
Total Shareholders' Equity		40,091,098	38,334,824
Total Liabilities and Shareholders' Equity		41,678,925	40,325,580

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	13b	140,824,174	135,099,174

Going concern (Note 2b)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Expressed in U.S. dollars - unaudited)

		For the three months ended
	Notes	March 31, 2022	March 31, 2021
		$	$
Expenses
Consulting, management and professional fees		324,066	127,034
Employee benefits		240,340	431,782
Office and sundry		69,791	96,047
Share-based payments	14	95,898	112,222
Travel and promotion		57,913	30,487
Depreciation	8, 15	43,459	43,545
Interest and bank expenses		1,646	10,986
Interest on lease obligation	15	1,196	3,004
Fair value gain on government loan	12	-	-
(Gain) loss on derivative instruments		-	-
Impairment of exploration and evaluation assets	9	-	-
Foreign exchange loss (gain)		5,498	(8,873)
Loss before other items		(839,807)	(846,234)
Interest and other income	6,15	14,045	14,046
Loss and comprehensive loss for the period		(825,762)	(832,188)

Loss per share, basic and diluted	13d	(0.01)	(0.01)

Weighted average number of shares - basic and diluted	13d	137,180,285	119,319,507

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Expressed in U.S. dollars - unaudited)

	Common shares		Reserves	Deficit	Total shareholders' equity
	Number of shares	Amount
Balance at January 1, 2021	112,224,174	$85,147,700	$8,940,059	$(63,209,457)	$30,878,302

Loss for the period	-	-	-	(832,188)	(832,188)
Share-based payments (Note 14)	-	-	164,556	-	164,556
Stock options exercised (Note 14)	1,050,000	99,527	-	-	99,527
Common shares issued (Note 13b)	11,500,000	4,504,188	-	-	4,504,188
Issuance costs	-	(252,833)	-	-	(252,833)
Warrants issued (Note 13c)	-	(688,362)	688,362	-	-
Balance at March 31, 2021	124,774,174	$88,810,220	$9,792,977	$(64,041,645)	$34,561,552

Loss for the period	-	-	-	(2,891,596)	(2,891,596)
Common shares issued with warrants (Note 13b)	7,850,000	4,022,716	335,670	-	4,358,386
Issuance costs (Note 13b)	-	(169,947)	-	-	(169,947)
Warrants exercised (Note 13c)	2,400,000	1,692,211	(274,013)	-	1,418,198
Stock options exercised (Note 14)	75,000	125,312	(83,589)	-	41,723
Share-based payments (Note 14)			1,016,508	-	1,016,508
Balance at December 31, 2021	135,099,174	$94,480,512	$10,787,553	$(66,933,241)	$38,334,824

Loss for the period	-	-	-	(825,762)	(825,762)
Common shares issued with warrants (Note 13b)	5,650,000	2,447,156	400,536	-	2,847,692
Issuance costs (Note 13b)	-	(456,777)	-	-	(456,777)
Warrants exercised (Note 13c)	-	-	-	-	-
Stock options exercised (Note 14)	75,000	51,045	(9,953)	-	41,092
Share-based payments (Note 14)			150,029	-	150,029
Balance at March 31, 2022	140,824,174	$96,521,936	$11,328,165	$(67,759,003)	$40,091,098

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Gold Inc. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars - unaudited)

		For the three months ended
	Notes	March 31, 2022	March 31, 2021
		$	$
Cash flows from operating activities
Loss for the period		(825,762)	(832,188)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		43,459	43,545
Share-based payments	14	150,029	142,213
Accretion expense on government loan	12	253	234
Interest on lease obligation	15	1,196	3,004
Changes in non-cash working capital
Advances receivable and prepaid expenses		(25,916)	(45,444)
Due from related parties		(123,905)	(65,417)
Employee retention allowance	18	4,806	2,292
Accounts payable		(291,289)	(341,991)
Accrued liabilities		(15,998)	(41,875)
Net cash used in operating activities		(1,083,127)	(1,135,627)

Cash flows from investing activities
Acquisition of property, plant and equipment		-	(167,460)
Expenditures on exploration and evaluation assets		(916,656)	(1,522,351)
Net cash used in investing activities		(916,656)	(1,689,811)

Cash flows from financing activities
Proceeds from share issuances, net of issuance costs		2,432,007	4,373,225
Loans received (repaid)	12	718	(7,551)
Principal repayment of lease obligation	15	(54,161)	(54,168)
Due to related parties		(48,454)	(120,990)
Net cash provided from financing activities		2,330,110	4,190,516

Net increase in cash and cash equivalents during the period		330,327	1,365,078
Cash and cash equivalents, beginning of the period		154,154	256,624
Cash and cash equivalents, end of the period		484,481	1,621,702

Supplemental cash flow information (Note 17)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

1. Corporate Information

Loncor Gold Inc. (the "Company" or "Loncor") is a corporation governed by the Ontario Business Corporations Act. In June 2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at March 31, 2022 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the "Congo"), Loncor Resources Congo SARL, and in Canada, Loncor Kilo Inc. Loncor Resources Congo SARL owns 100% of the common shares of Devon Resources SARL and 100% of Navarro Resources SARL.

Loncor Kilo Inc. owns 84.68% of the outstanding shares of Adumbi Mining S.A. ("Adumbi"), a company registered in the Congo which changed its name from KGL-Somituri SARL in January 2020, and 100% of the common shares of Kilo Isiro Atlantic Ltd (a British Virgin Islands company). Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL in the Congo.

The Company is a publicly traded company whose outstanding common shares trade on the Toronto Stock Exchange, the OTCQX market in the United States and the Frankfurt Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2. Basis of Preparation

a) Statement of compliance

These interim condensed consolidated financial statements as at and for the three month period ended March 31, 2022 have been prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements ("IAS 1"). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2021, which include information necessary to understand the Company's business and financial statement presentation.

b) Going Concern

The Company incurred a net loss of $825,762 for the three months ended March 31, 2022 (three months ended March 31, 2021 - $832,188) and as at March 31, 2022 had a working capital deficit of $294,685 (December 31, 2021 - working capital deficit of $1,178,733).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Management is closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees, operations, supplies, liquidity and capital resources. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19 and strategic partnership arrangements. The recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company's ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In addition, if the Company raises additional funds by issuing equity securities, then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favourable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of other available business opportunities.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company's assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and  comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

c) Basis of measurement

These inerim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these interim condensed consolidated financial statements, unless otherwise indicated.

a) Basis of Consolidation

i. Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company's wholly-owned subsidiaries (see note 5).

ii. Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b) Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

c) New Accounting Standard Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its consolidated financial statements.

4. Acquisitions

Loncor Kilo Inc.

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the "Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Goldmines Inc. ("Kilo Inc.", and together with KGL, "Kilo"), and which resulted in the Company acquiring Kilo Inc. Pursuant to the Agreement, (a) Resolute assigned to the Company, for nominal consideration, all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")), (b) Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company, and (c) following implementation of the said assignment, the Company exercised its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL). In the Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid $98,124 (Cdn$130,000) to KGL.

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.'s mineral projects in the Congo (these mineral projects then consisted of a 71.25% interest in the Adumbi properties (the Company now holds a 84.68% interest in the Adumbi properties) and a 49% interest in the Isiro properties (the Company now holds a 100% interest in the Isiro properties), which are all located in the Ngayu gold belt in northeastern Congo near Loncor's existing Ngayu properties).

The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations.The total consideration has been allocated to the fair value of assets and liabilities acquired as follows:

Total consideration:
Cash consideration	$98,124
Purchase Price	$98,124

Fair value of assets and liabilities:
Cash and cash equivalent	$599
Property, Plant and Equipment	$223,346
Exploration and Evaluation Assets	$175,446
Accounts payable and accrued liabilities	$(301,267)
Fair value of net assets acquired	$98,124

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In March 2020, the Company acquired an additional 5.04% interest in Adumbi pursuant to a private transaction with one of the former minority shareholders of Adumbi for total consideration of $140,000. This acquisition increased the Company's interest in Adumbi from 71.25% to 76.29%. In September 2020, Adumbi was restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies. The restructuring resulted in the Company increasing its interest in Adumbi Mining to 84.68%, minority shareholders holding 5.32% and the Congo 10%. The Congo was allocated 10% in accordance with the requirements of the new Congo Mining Code enacted in 2018. Also as a result of the restructuring, Adumbi Mining now operates as "Adumbi Mining S.A." rather than Adumbi Mining SARL.

Devon and Navarro

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a) The issuance by the Company of 500,000 common shares of the Company valued at Cdn$100,000

b) The payment of $75,000 in cash

c) The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro (see note 9).

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

5. Subsidiaries

The following table lists the Company's direct and indirect subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Direct/Indirect	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Direct	Mineral Exploration
Devon Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration
Loncor Kilo Inc.	Ontario, Canada	100%	Direct	Mineral Exploration
Adumbi Mining S.A.	Democratic Republic of the Congo	84.68%	Indirect	Mineral Exploration
KGL Isiro Atlantic Ltd	British Virgin Islands	100%	Indirect	Mineral Exploration
Isiro (Jersey) Limited	Jersey	100%	Indirect	Mineral Exploration
KGL Isiro SARL	Democratic Republic of the Congo	100%	Indirect	Mineral Exploration

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

6. Advances receivable and prepaid expenses

	March 31, 2022	December 31, 2021
Supplier prepayments and deposits	226,053	206,858
Loan to KGL and accrued interest	63,154	60,543
Other receivables and employee advances	19,037	19,037
Harmonized Sales Tax receivable	62,865	58,755
	$371,109	$345,193

In connection with the Kilo Agreement (Note 4), the Company provided to Kilo Goldmines Ltd. an unsecured loan in the principal amount of  $51,272 (Cdn$65,000) bearing interest of 8% per annum and repayable on demand. For the period ended March 31, 2022, the interest accrued on the loan was $10,282 (December 31, 2021 - $9,271).

Other receivables and employee advances of $19,037, are non-interest bearing, unsecured and due on demand (December 31, 2021 - $19,037).

7. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2022 and March 31, 2021was as follows:

	For the three months ended
	March 31, 2022	March 31, 2021
Salaries and bonus	$217,362	$938,542
Compensation expense-share-based payments	$88,415	$724,035
	$305,778	$1,662,577

b) Other Related Party Transactions

As at March 31, 2022, an amount of $19,023 relating to advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2021 - $67,477 related to salary and advances to the Company). Total amount paid or accrued to Mr. Kondrat for the three months ended March 31, 2022 was $62,500 (three months ended March 31, 2021 - $312,500).

As at March 31, 2022, an amount of $267,836 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2021 - $216,148 ).

As at March 31, 2022, an amount of $141,143 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2021 - $68,926 ).

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

8. Property, Plant and Equipment

The Company's property, plant and equipment are summarized as follows:

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

	Furniture & fixtures	Office & Communication equipment	Vehicles	Land and Building	Field camps and equipment	Right-of-use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2021	151,786	28,190	11,708	217,617	221,375	687,957	84,906	1,403,539
Additions	-	1,232	-	125,911	815,967	-	-	943,110
Disposals	-	-	-	-	-	-	-	-
Balance at December 31, 2021	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649
Additions	-		-			-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance at March 31, 2022	151,786	29,422	11,708	343,528	1,037,342	687,957	84,906	2,346,649

Accumulated Depreciation
Balance at January 1, 2021	143,705	25,133	11,708	14,923	220,600	374,660	84,906	875,635
Additions	1,501	3,529	-	11,938	15,663	170,889	-	203,520
Adjustment	-	(1,940)	-	-	-	-	-	(1,940)
Balance at December 31, 2021	145,206	26,722	11,708	26,861	236,263	545,549	84,906	1,077,215
Additions	330	615	-	2,984	5,009	42,722	-	51,660
Balance at March 31, 2022	145,536	27,337	11,708	29,845	241,272	588,271	84,906	1,128,875

Book Value
Balance at January 1, 2021	8,081	3,057	-	202,694	775	313,297	-	527,904
Balance at December 31, 2021	6,580	2,414	2,414	2,414	2,414	2,414	2,414	1,269,434
Balance at March 31, 2022	6,250	2,085	-	313,683	796,070	99,686	-	1,217,774

During the three months ended March 31, 2022, depreciation in the amount of $8,202 (three months ended March 31, 2021 - $4,189) was capitalized to exploration and evaluation assets.

9. Exploration and Evaluation Assets

	North Kivu	Ngayu	Imbo	Total
Cost
Balance as at January 1, 2021	$10,621,366	$17,466,671	$2,932,905	$31,020,942
Additions	-	2,216,038	6,859,907	9,075,945
Earn-in Barrick payment (*)	-	(1,975,162)	-	(1,975,162)
Balance as at December 31, 2021	$10,621,366	$17,707,547	$9,792,812	$38,121,725
Additions	-	44,170	880,687	924,857
Balance as at March 31, 2022	$10,621,366	$17,751,717	$10,673,499	$39,046,582

There is $150,000 of intangible exploration and evaluation expenditures as at December 31, 2021 (December 31, 2021 - $150,000). These Intangible exploration and evaluation assets are in relation to mineral rights acquired with respect to the Ngayu properties ($150,000). The intangibles have not been included in the table above.

The Company's exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

a. North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company's ability to carry out the desired exploration activities.  The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

b.  Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset's recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project's Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015.  As at December 31, 2021 and 2020, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at December 31, 2021, the Company determined that no impairment charge or gain was required.

c. Adumbi

The Adumbi (previously KGL-Somituri, See Note 4) properties consist of six (6) mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in north eastern Congo. The Company's interest in the Adumbi properties was acquired in September 2019 through the agreement with Resolute, KGL and Kilo Inc. (see Note 4). The six mining licenses (Exploitation permits)

are registered in the name of Adumbi, a company incorporated under the laws of the Congo in which the Company holds a 84.68% interest and the minority partners hold 15.32% (including 10% free carried interest owned by the government of the Congo). See Note 4.

Under an agreement signed in April 2010 with the minority partners of Adumbi, the Company's subsidiary Loncor Kilo Inc. agreed to finance all activities of Adumbi, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

d. Isiro

The Isiro properties consist of eleven (11) exploration permits registered in the name of KGL-Isiro SARL and covering an area of 1,884 square kilometers in the province of Haut Uele, in north eastern Congo. The Company owns through Loncor Kilo Inc. 100% of the common shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd owns 100% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL-Isiro SARL (a company registered in the Congo).

The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of a court action involving these properties and their expiry is extended by the period of force majeure.

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

10. Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

March 31, 2022
	Property, plant and equipment	Exploration and evaluation
Congo	$1,110,420	$39,196,582
Canada	$107,354	-
	$1,217,774	$39,196,582
December 31, 2021
	Property, plant and equipment	Exploration and evaluation
Congo	$1,118,622	$38,271,725
Canada	$150,812	-
	$1,269,434	$38,271,725

11. Accounts Payable

The following table summarizes the Company's accounts payable:

	March 31, 2022	December 31, 2021
Exploration and evaluation expenditures	$706,172	$1,005,260
Non-exploration and evaluation expenditures	$490,918	$483,119

Total Accounts Payable	$1,197,090	$1,488,379

12. Loans

a) In May 2020, the Company received a $29,352 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing, can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Compny exercises the option for a 3-year extension, 5% interest during the term extension period will apply on any balance remaining.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $24,146 (Cdn$32,906) using an effective interest rate of 3.45%. The difference of $5,206 (Cdn$7,094) between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the three months ended March 31, 2022, interest of $253 (Cdn$313) has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the interim condensed consolidated statement of loss and comprehensive loss (three months ended March 31, 2021: $233.50 (Cdn$313).

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

As at March 31, 2022, the CEBA LOC is valued at $28,573 (Cdn$35,305) (December 31, 2021 - $27,602 (Cdn$34,992)).

13. Share Capital

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b) Issued share capital

The following table summarizes the Company's issued common shares:

Balance - December 31, 2020		112,224,174	85,147,700

February 2, 2021	1,930,000	114,154,174	753,183
February 3, 2021	6,070,000	120,224,174	2,374,281
February 12, 2021	3,500,000	123,724,174	1,376,725
March 8, 2021	1,050,000	124,774,174	173,012
costs of issuance			(941,195)
June 21, 2021	600,000	125,374,174	363,600
transfer from contributed surplus			66,083
July 19, 2021	1,401,426	126,775,600	768,808
July 22, 2021	125,000	126,900,600	69,624
July 23, 2021	6,323,574	133,224,174	3,519,954
costs of issuance			(480,970)
October 4, 2021	75,000	133,299,174	51,827
December 1, 2021	1,500,000	134,799,174	880,538
December 21, 2021	300,000	135,099,174	174,060
transfer from contributed surplus			206,765
costs of issuance			(23,481)

Balance - December 31, 2021		135,099,174	94,480,512

February 28, 2022	5,650,000	140,749,174	2,447,156
cost of issuance			(456,777)
March 10, 2022	75,000	140,824,174	51,045

Balance - March 31, 2022		140,824,174	96,521,936

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

In February 2021, the Company completed, in two tranches, a private placement of a total of 11,500,000 units of the Company at a price of Cdn$0.50 per unit for gross proceeds of $4,504,188 (Cdn$5,750,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an "A-Warrant") of the Company, with each A-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the units.

In March 2021, stock options to purchase a total of 1,050,000 common shares of the Company were exercised for gross proceeds of $99,527 (Cdn$126,000).

In June 2021, warrants to purchase 600,000 common shares of the Company were exercised for gross proceeds of $363,600 (Cdn$450,000).

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company at a price of Cdn$0.70 per unit for gross proceeds of $4,358,386 (Cdn$5,495,000). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B-Warrant") of the Company, with each B-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the units.

In October 2021, stock options to purchase 75,000 common shares of the Company, were exercised for gross proceeds of $41,722 (Cdn$52,500).

In December 2021, warrants to purchase 1,800,000 common shares of the Company were exercised for gross proceeds of $1,054,598 (Cdn$1,350,000)

In February 2022, the Company completed a non-brokered private placement of 5,650,000 units of the Company at a price of Cdn$0.55 per unit for gross proceeds of $2,447,236 (Cdn$3,107,500). Each such unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "C-Warrant") of the Company, with each C-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 24 months following the closing date of the issuance of the units.

In March 2022, stock options to purchase 75,000 common shares of the Company were exercised for gross proceeds of $41,092 (Cdn$52,500).

As of March 31, 2022, the Company had issued and outstanding 140,824,174 common shares (December 31, 2021 - 135,099,174). No preference shares are issued and outstanding.

c) Common share purchase warrants

The following table summarizes the Company's common share purchase warrants outstanding as at March 31, 2022:

		Granted					Exercise	Exercise		Remaining
	Opening	during				Closing	Price	period		contractual
Date of Grant	Balance	period	Cancelled	Exercised	Expired	Balance	(Cdn $)	(months)	Expiry Date	life (months)
2020-07-31	123,000	-	-	-	-	123,000	$0.61	24	2022-07-31	4
2020-09-18	318,000	-	-	-	-	318,000	$0.61	24	2022-08-26	5
2021-02-02	1,050,800	-	-	-	(1,050,800)	-	$0.75	12	2022-02-02
2021-02-03	1,001,000	-	-	-	(1,001,000)	-	$0.75	12	2022-02-03
2021-02-12	1,504,000	-	-	-	(1,504,000)	-	$0.75	12	2022-02-12
2021-07-19	720,513	-	-	-	-	720,513	$0.95	12	2022-07-19	4
2021-07-22	70,000	-	-	-	-	70,000	$0.95	12	2022-07-22	4
2021-07-23	3,196,928	-	-	-	-	3,196,928	$0.95	12	2022-07-23	4
2022-02-28	-	2,873,540	-	-	-	2,873,540	$0.75	24	2024-02-28	11
	7,984,241	2,873,540	-	-	(3,555,800)	7,301,981

As at March 31, 2022, the Company had outstanding 7,190,999 common share purchase warrants (December 31, 2021 - 7,715,999) and 110,982 finder warrants (December 31, 2022 - 268,242).

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

During the three months ended March 31, 2022, the Company issued 2,873,540 common share purchase warrants in connection with the February 2022 private placement financing. In addition, 3,555,800 warrants expired unexercised.

During the year ended December 31, 2021, the Company issued 9,674,999 common share purchase warrants and 268,242 finder warrants in connection with the February 2021 and July 2021 private placement financings. In June and December 2021, 2,400,000 warrants were execised at an exercise price of Cdn$0.75 per share.

The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.17% - 1.45%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii) Expected volatility: 69.23% - 92.15%, which is based on the Company's historical stock prices

(iii) Expected life: 1 - 2 year

(iv) Expected dividends: $Nil

d) Loss per share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2022 amounting to 137,180,285 (three months ended March 31, 2021 - 119,319,507) common shares. Stock options and warrants were considered anti-dilutive and therefore were excluded from the calculation of diluted loss per share.

14. Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, unless otherwise determined by the board at the time of the granting of the options, 25% of the options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.  As per the determination of the board, (a) the stock options granted on June 24, 2019, December 6, 2019, January 14, 2020, March 15, 2021, September 3, 2021, September 29, 2021, March 14, 2022, and certain stock options granted on September 15, 2020 fully vested (or shall fully vest) on the 4 month anniversary of the grant date, and (b) other stock options granted on September 15, 2020 and all of the stock options granted October 1, 2021 vested on the grant date.

The following tables summarize information about stock options:

For the three months ended March 31, 2022
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.70	8,476,000	2,075,000	(75,000)	-	-	10,476,000	3.65	8,376,000	2,100,000
Weighted Average
Exercise Price (Cdn$)	0.53	0.65	0.70			0.56		0.50

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

For the year ended December 31, 2021
		During the year
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested

0-0.70	5,505,000	4,096,000	(1,125,000)	-	-	8,476,000	3.55	6,080,000	2,396,000

Weighted Average
Exercise Price	0.30	0.65	0.70			0.60		0.42

During the three months ended March 31, 2022, the Company recognized in the statement of loss and comprehensive loss as share-based payments expense $128,277 (three months ended March 31, 2021 - $141,822) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company's Stock Option Plan.

During the three months ended March 31, 2022, the Company recognized $32,479 representing the vesting of fair value at the date of grant of stock options previously granted to consultants, which was recorded under consulting, management and professional fees in the interim condesnsed consolidated statements of loss and comprehensive loss (three months ended March 31, 2021 - $391). In addition, an amount of $21,653 for the three months ended March 31, 2022 (three months ended March 31, 2021 - $nil) related to stock options issued to employees of the Company's subsidiary in the Congo was capitalized to exploration and evaluation assets.

The value of the options was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i) Risk-free interest rate: 0.26% - 1.77%, which is based on the Bank of Canada benchmark bonds yield 2 to 3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii) Expected volatility: 66.81% - 101.24%, which is based on the Company's historical stock prices

(iii) Expected life: 0.5 - 3 years

(iv) Expected dividends: $Nil

15. Lease obligations

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly obligation of aproximately $16,500 (Cdn $22,500).

Effective January 1, 2019, the Company adopted IFRS 16 to its accounting policy and recognized a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331) for its office lease agreement. On July 1, 2020 the right-of-use-asset was revalued at $687,957 (Cdn $932,123). The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 3.45%. As at March 31, 2022, the undiscounted cash flows for this office lease agreement to October 31, 2022 were $85,719 (Cdn $228,209).

Changes in the lease obligation for the three months ended March 31, 2022 and year ended December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
Balance - beginning of the period	$138,684	$348,244
Liability settled	$(54,161)	$(218,880)
Liability revaluation	$-	$-
Interest expense	$1,196	$9,320
Balance - end of the period	$85,719	$138,684

Current portion	$85,719	$138,684
Long-term portion	$-	$-
Total lease obligation	$85,719	$138,684

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

For the three months ended March 31, 2022, the Company recognized lease revenues of $13,032 in the interim condensed consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc. (three months ended March 31, 2021 - $13,033). The Company has an exploration office lease in Congo, which can be cancelled with three months notices in advance without any penalty. For the three months ended March 31, 2022, the lease expense in the amount of $5,100 (three months ended March 31, 2021 - $5,100) in relation to the Congo office, was capitalized to exploration and evaluation assets.

16. Financial risk management objectives and policies

a) Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, amounts due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

b) Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate item in the consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2022 and December 31, 2021. The table below provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at March 31, 2022 and December 31, 2021.

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

	March 31, 2022	December 31, 2021
	Canadian dollar	Canadian dollar

Cash and cash equivalents	383,136	167,659
Advances receivable and prepaids	236,076	321,295
Accounts payable and accrued liabilities	(674,679)	(638,137)
Due from related parties	525,475	176,309
Due to related parties	(25,258)	(87,341)
Employee retention allowance	(234,471)	(234,471)
Loans	35,304	(34,993)
Total foreign currency financial assets and liabilities	245,583	(329,678)
Foreign exchange closing rate	0.8003	0.7888

Total foreign currency financial assets and liabilities in US $	196,540	(260,050)

Impact of a 10% strengthening of the US $ on net loss	19,654	(26,005)

d) Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company's gross credit exposure at March 31, 2022 and December 31, 2021 was as follows:

	March 31,	December 31,
	2022	2021
Cash and cash equivalents	$484,481	$154,154
Advances receivable and prepaid expenses	$371,109	$345,193
	$855,590	$499,347

e)  Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $1,197,090 accrued liabilities of $67,665, due to related parties of $19,023, employee retention allowance of $189,757 and lease obligation of $85,719 are due within one year.

f) Mineral Property Risk

The Company's operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment in or loss of part or all of the Company's assets.

Loncor Gold Inc. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended March 31, 2022 (Expressed in U.S. dollars, except for per share amounts - unaudited)

g) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company's policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors' confidence required to sustain future development of the business.

	March 31,	December 31,
	2022	2021
Share capital	$96,521,936	$94,480,512
Reserves	$11,328,165	$10,787,553
Deficit	$(67,759,003)	$(66,933,241)
	$40,091,098	$38,334,824

The Company's capital management objectives, policies and processes have remained unchanged during the three months ended March 31, 2022 and year ended December 31, 2021.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange ("TSX") which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

17. Supplemental cash flow information

During the periods indicated the Company undertook the following significant non-cash transactions:

	For the three months ended
	Note	March 31, 2022	March 31, 2021

Depreciation included in exploration and evaluation assets	8	$8,202	$4,189
Exploration and evaluation expenditures paid by Barrick	9	-	1,203,952
Fees paid by common shares, stock options or warrants	13	39,245	22,733

18. Employee retention allowance

The following table summarizes information about changes to the Company's employee retention provision during the three months ended March 31, 2022.

$
Balance at December 31, 2020	184,159
Foreign exchange adjustment	792
Balance at December 31, 2021	184,951
Foreign exchange adjustment	4,806
Balance at March 31, 2022	189,757